

STANY
The Security Traders Association of New York, Inc.

79 Madison Ave., 2nd fl
New York, NY 10016
P. 212.344.0410
www.stany.org

July 9, 2015

James Hyde and Glenn Pohs
James F.C. Hyde Sorghrum Spirits

Good afternoon gentlemen:

I want to express my sincere thanks to you for participating in STANY's First Wall Street Bootleggers' Tasting. Thanks for joining us; and thank you for sharing your exceptional James F.C. Hyde Sorghrum Spirit!

I imagine that you received a lot of positive feedback; because, from the comments I heard, it was clear that everyone thought the James F.C. Hyde Sorghrum Spirt was truly delicious! And, Brian Van Flandern's concoctions—the lemon drink, the Sorghrum Sours—were spectacular. Straight or mixed, you have produced a winner!

OK, and let's talk about the story behind the beverage and your presentation—also both amazing! Your participation seriously elevated the event and made it extra-special!

I hope to have a Second Wall Street Bootleggers' Tasting next year (if not sooner) and look forward to featuring James F. C. Hyde again.

Many, many thanks,

Kimberly Unger
CEO